61564

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ
191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

[redacted]

06012547

April 6, 2006

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

SUPPL

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii).

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *March 01, 2006 and March 31, 2006*. Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope.

Very truly yours,

Vladislav Y. Smyslov

4/17

Enclosures

ANNEX A

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between March 1, 2006 and March 28, 2006

1. Notificationon the Essential Fact "Data On Accrued And (Or) Paid Yield Under Issuer's Securities", "Data On The Timing Of Issuer's Execution Of Its Commitments To Securities Holders" dated March 03, 2006;

2. Notification On The Essential Fact "Data On Facts Resulting In A Non-Recurring Increase (Decrease) In Issuer's Profit Or Losses By More Than 10 Per Cent";

3. PRESS-RELEASE/The 4th Coupon Yield under the Third Issue Bonds of OJSC North-West Telecom Has Been Paid dated March 03, 2006;

4. PRESS-RELEASE/North-West Telecom Board of Directors approved the lists of candidates to the Board of Directors and the Audit Commission dated March 14, 2006;

5. PRESS-RELEASE/North-West Telecom is Renaming its Regional Branches dated March 15, 2006;

6. PRESS-RELEASE/The National Corporate Governance Score of JSC North-West Telecom Has Been Confirmed at the "A" Level by RID-Expert RA dated March 23, 2006;

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"

General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of the Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A02032006, 0900119A02032006*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-03-00119-A of 28.12.2004;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Service for Financial Markets of Russia (FSFR of Russia)*

2.4. Name of the Issuer's management body taking the decision on determining the interest rate yielded by Bonds and date of making up the minutes of the meeting (session) of the said body taking the said decision: *this (fourth) coupon yield under the 03 series Bonds of OJSC North-West Telecom has been established in the amount of 9.25% by the Order of the General Manager dated 03rd March 2005 according to the results of the auction held at MMVB (Moscow Interbank Currency Exchange) in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC North-West Telecom on 26th October 2004;*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by Bonds: *the amount of this (fourth) coupon yield under the 03 series Bonds of OJSC North-West Telecom has been established by the Order of the General Manager dated 03rd March 2005;*

2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *Order of the General Manager dated 03rd March 2005*

2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 03 Bonds in the fourth coupon period: *69,180,000 (sixty nine million one hundred and eighty thousand) roubles*

interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 03 Bonds: *23 (twenty three) roubles 06 kop.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *02.03.2006*

2.10. Total (aggregate) amount of interest and (or) other yield paid under the 03 series Bonds of the Issuer: *276,720,000 (two hundred seventy six million seven hundred twenty thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the fourth coupon yield under the Issuer's series 03 Bonds in the amount of 69,180,000 (sixty nine million one hundred and eighty thousand) roubles.*

2.12. Fact of Issuer's commitment execution or non-execution (default):

the commitments have been fully executed

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled:

not applicable, the commitments have been fully executed

3. Signature

3.1. General Manager ¬ ____________________ V.A. Akulich

3.2. Date "02" March 2006 Official seal

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON FACTS RESULTING IN A NON-RECURRING INCREASE (DECREASE) IN ISSUER'S PROFIT OR LOSSES BY MORE THAN 10 PER CENT"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0300119A29032006*

2. Contents of the notification
2.1. Fact(s) entailing a nonrecurring increase in the profit or losses of the Issuer by more than 10 per cent: *Decrease in net profit for the forth quarter 2005 in comparison with the third quartes 2005 is caused, mainly, by reflection in the report for the forth quarter 2005 of single compensation payment to the reduced personnel within the framework of spent reorganization of the OJSC NWT.*
2.2. Date of the fact(s) entailing a nonrecurring increase in the profit or losses of the Issuer by more than 10 per cent: *29.03.2006*
2.3. Net profit (net losses) of the Issuer for the period under report (quarter, year) preceding the period under report when the respective fact (facts) took place: *458,177 thousand roubles.*
2.4. Net profit (net losses) of the Issuer for the period under report (quarter, year) when the respective fact (facts) took place: *238,591 thousand roubles.*
2.5. Change in the profit (losses) of the Issuer in absolute terms and in %: *-219 586 тыс. руб. (-47,92%)*

3. Signature
3.1. 3.1. General Manager ____________________ V.A. Akulich
3.2. Date March 29, 2006 Official seal
3.3. Acting Chief accountant ____________________ M.M.Semchenko
3.4. Date March 29, 2006

3 March 2006 year.

PRESS-RELEASE/The 4th Coupon Yield under the Third Issue Bonds of OJSC North-West Telecom Has Been Paid

On the 2nd of March 2006 the Non-Profit Partnership National Depositary Centre, which acts as the Payment Agent for the series 3 bonds of OJSC North-West Telecom, fully paid the 4th coupon yield under the bonds of the third issue of OJSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of the 28th of February 2006 The rate for the 4th coupon is 9.25% per annum, RUR 23.06 having been accrued on each bond.

The total amount allocated for the 3rd coupon payment amounted to RUR 69.18 million.

Bonds of the third issue of OJSC NWT are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floated at FB MMVB on the 3rd of March 2005. The volume of the issue is 3,000,000 roubles, there are 3 million bonds with the face value of 1,000 roubles, the circulation period of the OJSC NWT's bonds being 6 years with the right of early presentation of the bonds for redemption in 3 years. The coupon yield under the bonds is to be paid on a quarterly basis.

Last modifed: 2006-03-14 12:15

14 March 2006 year.

PRESS-RELEASE/North-West Telecom Board of Directors approved the lists of candidates to the Board of Directors and the Audit Commission

On March 6, 2005 Rostelecom's Board of Directors approved the list of candidates to the Board of Directors as follows:

1. **Vladimir Akulich** – North-West Telecom Chief executive officer JSC;
2. **Konstantin Belyaev** – Deputy General Director of Svyazinvest JSC;
3. **Stanislav Vartanyan** – An-acting director of Investor protection Association;
4. **Mikhail Vasilev** – Head of NCH-Advisors, Inc St-Petersburg office;
5. **Alexandr Gogol** - Rector of Saint-Petersburg State Telecommunication university;
6. **Evgeny Enin** – IC Russkiy Monolit General Director;
7. **Dmitry Efimov** – Consultant of Investor protection Association;
8. **Alexandr Ikonnikov** – Chairman of the Supervisory Board of Independent Directors Association;
9. **Alexandr Kiselev** – Deputy Minister of information technology and communication of RF;
10. **Mariya Kneib** – Head specialst of regional administration of Rosimutshestva in Leningrad region;
11. **Denis Kulikov** – Expert of Investor protection Association;
12. **Dmitry Levkovsky** – Vice-President of NCH Advisors, Inc Moscow office;
13. **Natalya Loginova** – Deputy head of asset transport and communication companies of Rosimitshestvo commercial companies;
14. **Oleg Mikhailov** - Director of information department of Svyazinvest JSC;
15. **Oxana Petrova** - Deputy Head of division Corporate Governance department JSC Svyazinvest;
16. **Irina Ragozina** - Director of Corporate Governance Department Svyazinvest JSC;
17. **Ivan Rodionov** - Managing director AIG-Brunswick Capital Management;
18. **Lubov Timoshenko** - Director of Mininformsvyaz department economic policy and finance;
19. **Valery Yashin** - Svyazinvest JSC Chief executive officer.

New members of the Board of Directors will be elected at the Annual General Shareholders' Meeting on the results of the year 2005. According to North-West Telecom's Charter the Board of Directors consists of 11 members.

North-West Telecom's Board of Directors also decided to include the following persons into the list of candidates to the Audit Commission of the Company:

1. **Ruslan Aksyaitov** - Head of division Accounting department of Svyazinvest JSC;
2. **Ekaterina Erofteeva** - Deputy director - Head of division of economic and tariff policy department of Svyazinvest JSC;
3. **Sergey Kosarev** - Deputy director of Electric communication department of Svyazinvest JSC;
4. **Natalya Maliborskaya** - Head specialist of regional administration of Rosimutshestva in Leningrad region;
5. **Sergey Podosinov** - Head of division Internal audit department Svyazinvest JSC;
6. **Igor Polovnev** - Economist of Investor protection Association;
7. **Igor Repin** - Deputy of Acting director of Investor protection Association;
8. **Ivan Topolya** - Deputy head of division Accounting department of Svyazinvest JSC;
9. **Natalya Utina** - Head of division Economic plan and budget department Svyazinvest JSC;
10. **Tamara Cherniova** - Head of division Financail department Svyazinvest JSC.

New members of the Audit Commission will be elected at the Annual General Shareholders' Meeting on the results of the year 2005. According to North-West Telecom's Charter the Audit Commission consists of 7 members.

15 March 2006 year.

PRESS-RELEASE/North-West Telecom is Renaming its Regional Branches

In compliance with the decision of the Board of Directors of JSC North-West Telecom dated 23.12.2005, starting from 1st April 2006, JSC North-West Telecom is renaming its branches in order to bring their names to a single unified form. These measures are logically continuing the reorganization that have been started in 2005 and is aimed at optimizing the company's organizational structures. Since 1st November 2005 NWT has been using a new, unified organizational structure of all branches of the company, having reduced the number of management levels and having brought the branches to comparable conditions. Instead of the territorial principle, NWT introduced the functional management principle. The decision on unification of the branches' names was necessitated by the need to simplify and provide a uniform character of the names of the company's structural units throughout the servicing territory.

"This is an important landmark in the making of the united interregional company as a single whole and an evidence that the strategy of consistent business construction is being implemented. Recognizability of the single brand of North-West Telecom in the Federal District and uniformity in the names of the branches throughout the servicing territory will play an important part in promoting the services of the company in the telecommunications market", commented N.G. Bredkov, Deputy General Manager for Corporate Governance of JSC NWT, on the changes.

The basic principles of renaming and their relation to recognizability of NWT's brand have been defined and the key criteria have been developed in the course of the preparation for the unification of the branches' names: the new names of the branches must be easy to pronounce and to memorize, must not contain any political, national or religious context and must not resemble any names of already existing companies or brands. It has been decided that it is most reasonable to use geographical signs or a reference to the administrative and territorial division in the name of a branch.

After renaming, the names of the branches of North-West Telecom will look as follows:

- Arkhangelsk branch (formerly branch Artelecom of Arkhangelsk Region);
- Vologda branch (formerly branch Electrosvyaz of Vologda Region);
- Kaliningrad branch (formerly the branch Electrosvyaz of Kaliningrad Region);
- Karelian branch (formerly branch Electrosvyaz of the Republic of Karelia);
- Komi branch (formerly branch Svyaz of the Republic of Komi);
- Leningrad Oblast branch (formerly Lensvyaz branch);
- Murmansk branch (formerly Murmanelectrosvyaz branch);
- Novgorod branch (formerly Novgorodtelecom branch);
- Petersburg branch (formerly branch Petersburg Telephone Network);
- Pskov branch (formerly branch Electrosvyaz of Pskov Region).

Last modifed: 2006-03-27 11:33

23 March 2006 year.

PRESS-RELEASE/The National Corporate Governance Score of JSC North-West Telecom Has Been Confirmed at the "A" Level by RID-Expert RA

Based on the results of the second half of 2005, the corporate governance score of JSC North-West Telecom according to the RID-Expert RA has been confirmed at the "A" level. For the first time this score was given to the Company in January 2005.

Starting from January 2004 the RID-Expert RA consortium has been assessing on a regular basis the state of corporate governance in 150 to 200 Russian companies, using a method developed by Russian and international experts and including the evaluation of the criteria that are most important for investors. Public sources of information are used for the evaluation: the company's web site, Issuer's quarterly reports, the annual report and publications in mass media.

The confirmation of the rating at the "A" level means that the corporate governance practice level of OJSC NWT is evaluated as quite high due to the Company's observance of the requirements of Russian legislation in the field of corporate governance and following the basic recommendations of the Russian Corporate Governance Code, while risks related to breach of any rights of company's shareholders, insufficiently efficient work of the management bodies or lack of information transparency are insignificant.

Experts of RID-Expert RA note that OJSC North-West Telecom is pursuing an active policy in the field of corporate social responsibility and that the level of information openness and transparency of the Company's business is one of the highest among the companies that are assigned a rating.

You may read the latest results of the National Corporate Governance Score Rating on the site of the agency: http://www.raexpert.ru/ratings/corporate/

The National Corporate Governance Score Rating is a project of the consortium of the Russian Institute of Directors and the Expert RA rating agency. This is an independent expert analysis of the observance by companies of Russian and internationally recognized key standards of corporate governance in the field of shareholders' rights protection, activities of management and control bodies, information disclosure and taking into account the interest of other concerned participants of corporate relations.